Origen Imports, Inc.



ANNUAL REPORT

13918 Mississippi Ave

Aurora, CO 80012

0

realmezcal.com

This Annual Report is dated July 25, 2023.

BUSINESS

Origen Imports, Inc. d/b/a Cuentacuentos ("Origen" "Cuentacuentos" or the "Company") has been importing premium agave spirits ("mezcal") for 4 of its 7 years. Donald Read Spear founded Origen (on May 14, 2015), and prior to the Company's crowd funding offering (which closed in 2022), owned 100% of the Common Shares.

Origen has developed substantial relationships with families who, for generations, have produced mezcal in small batches. Origen has a relationship with Carlos Mendez Blas and with his company, MFM Productores Sapi de CV ("MFM"), a third-generation producer of premium mezcal spirits. While Origen has no formal written agreement with MFM at the time of this writing, Origen believes the El Barro product, which MFM produces, will grow to be the largest SKU imported by Origen. Origen formalized its arrangement with MFM in the summer of 2022.

In addition, in 2021, Carlos Mendez Blas and Donald Read Spear developed an Oaxacan rum product called Tso'ok. Mr. Mendez holds the intellectual property right to Tso'ok Rum in Mexico, and Origen provisionally owns the same in the United States (trademark application pending approval). We anticipate that Mr. Mendez will own 100% of the US operating company, Colegas, LLC (a Colorado Limited Liability Company), and Origen will own the perpetual exclusive licensing agreement at a cost of 50% of net profits, payable to Colegas, LLC. The legal arrangements for the production of Tso'ok is anticipated to be completed before the close of 2023.

MFM owns four production facilities and is one of the largest producers of mezcal in Santiago Matalán, the self-described "World Capital of Mezcal," a town about an hour east of Oaxaca de Juarez that is, in fact, home to a large number of mezcal brands available worldwide. MFM white labels many of the popular brands available in the US. MFM, in conjunction with Origen, have begun to install approximately 50 clay alembic stills to expand the production of the El Barro product. El Barro is unique in that it is the first large-scale hybrid (first distillation in copper, second in clay stills) agave spirit to hit the market anywhere in the world.

Origen does not currently own or lease production facilities in Mexico. However, Origen continues to explore opportunities to acquire or lease a facility near Oaxaca de Juarez, Oaxaca, Mexico that will be available for product production and packaging, tastings, and entertainment of distributors and purchasers of the product.

Origen has entered into an Amended and Restated Wholesaler Distribution Agreement (the "Wholesale Agreement") with Alambic, Inc., a California corporation majority-owned by Ansley Coale. Mr. Coale has over 43 years of experience in the field of wholesale distribution of premium spirits and has built and sold numerous brands (including the Hangar One Vodka brand). Mr. Coale has agreed to be a member of the company's Board of Directors.

Coale's key employee, Christopher Stevens has over 25 years of experience in the alcohol beverage industry and has a vast network of relationships. Chris is mostly responsible for the existing product placements.

The Wholesale Agreement contemplates that Origen will use Alambic as an exclusive wholesaler of its product in the USA (outside of Colorado) for an unlimited period of time (inside Colorado, VinMarket Selections distributes Cuentacuentos products). The ability of Origen to terminate the Wholesale Agreement or use other wholesalers will be extremely limited. In addition, in the case of certain sales of brands or termination of the Wholesale Agreement, Alambic will be entitled to receive what could be substantial compensation, which will decrease amounts available to pay shareholders of Origen. Alambic agrees to certain minimum levels of sales of Origen product, but force majeure and similar events may negate the effectiveness of such minimums.

In 2023, but before the filing of this report, the Company signed a deal with Charter Brands Limited to import and distribute Cuentacuentos and Tso'ok products in Europe, Asia and Africa.

The Company's Intellectual Property ("IP")

Company owns numerous trademarks, including Cuentacuentos, Tso'ok, El Barro, and a portfolio of domain names, plus its own proprietary software system.

Corporate History

Origen was originally organized on May 14, 2015, as Origen Imports, LLC under the laws of the state of Colorado. On December 9, 2021, Origen Imports, LLC, a Colorado company since May 14, 2015, converted to Origen Imports, Inc, a Delaware C corporation. Origen Imports, Inc. is majority owned and controlled by Donald Read Spear (82%). In 2023 Mr. Spear established

Origen Exports, SAS de CV, a Mexico company to hold the intellectual property leased from the Delaware entity and to contract with suppliers (spirits producers, bottling partner, etc.). It has not begun operating. The Company (Origen Imports, Inc) is managed by Donald Read Spear, and Mr. Spear, together with Steven Adelkoff, and Ansley Coale, comprise the Company's Board of Directors.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $258,524.39

Number of Securities Sold: 232,525.00

Use of proceeds: Operating expenses, professional fees, inventory.

Date: December 31, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding, with the exception of the late filing of this Annual Report.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Financial Statements
Our financial statements for the full year ending December 31, 2022 and full year ending December 31, 2021, can be found in an Exhibit to the Form C of which this Offering Memorandum forms a part.

Financial Condition

The Company generates revenue by selling mezcal and related products in the United States, Australia, and around the world. Sales in the United States have historically represented nearly all of the Company's annual sales. The Company's cost of sales includes raw material and packaging costs incurred through the point that the Company's product departs their bottling facility in Oaxaca, Mexico. Company did not begin US operations until 2018.

Results of Operations

Full-year ended December 31, 2022, compared to full year ended December 31, 2021

Revenue

Revenue for the full year 2022 was $223,365, compared to FY 2021 revenue of $255,941. 2022 results are roughly similar to 2021. The company sells in large amounts, so some "lumpiness" in sales is to be expected. Company has filed to change its fiscal year to run from April 1 to March 31 in an effort to stabilize year-over-year financial comparisons.

US sales are primarily composed of the Company's El Barro cocktail products and its Legacy line of products, especially the Espadín and Cuish expressions. We believe we have seen a market shift to cocktail-friendly and less expensive products as a result of ongoing inflation in the US.

Cost of Sales

Cost of sales in 2022 was $111,142 compared to $164,213 in 2021. The decrease was largely due to a reduction in raw material purchases and in money spent on label design and printing.

Expenses

The Company's expenses consist of, among other things, marketing and sales expenses ($35,585 in 2022 vs $80 in 2021), fees for legal and other professional services ($40,704 in 2022 vs $6,907 in 2021), and platform (StartEngine) fees ($21,846) used to prepare for and promote the crowdfunding raise. We are not amortizing these expenses, therefore this draws down Company profitability. Travel and lodging were up ($29,719 in 2022 vs $14,379 in 2021) due to an increase in market visits, necessitated by the influx of new brands and the need for Cuentacuentos to be present in buyers' minds. Finally, R&D was up $6,216. Expenses in 2022 increased to $165,454 from $45,776 in 2021.

Historical results and cash flows:

Our historical cash flows are reflective of our startup costs and distribution model. As the Company expands, we anticipate significantly higher revenues and somewhat lower gross margins as the result of our new distributor partnership with Charter Brands. Gross margin declines will be more than offset by higher sell-through and greater total income. The Company anticipates sales and marketing expenses to increase substantially as proceeds are put to use.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $33,039 with receivables of $94,612 and total assets of $211,975. The Company intends to raise additional funds through another round of equity financing.

Debt

As of Dec 31, 2022, Company had total debt in the amount of $11,248 primarily in the form of a low-interest SBA loan.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $33,039.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA

Amount Owed: $11,247.65

Interest Rate: 3.75%

Maturity Date: June 01, 2050

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Donald Read Spear

Donald Read Spear's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director and President

Dates of Service: May, 2015 - Present

Responsibilities: Company Direction and execution. compensation: $20,000 per month, with $10,000 of such amount being deferred compensation

Other business experience in the past three years:

Employer: RS Consulting, Inc

Title: CEO

Dates of Service: January, 1970 - Present

Responsibilities: Business consultant

Name: Steven J. Adelkoff JD, MBA, CAIA, CAMS

Steven J. Adelkoff JD, MBA, CAIA, CAMS 's current primary role is with Fairwinds International Bank, LLC. Steven J. Adelkoff JD, MBA, CAIA, CAMS currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director, Consultant and Legal Counsel

Dates of Service: May, 2022 - Present

Responsibilities: Provide business and legal counsel to the corporation as well as director responsibilities. $5,000 per month, all of such amount has been deferred pending the Company's profitability.

Other business experience in the past three years:

Employer: Fairwinds International Bank, LLC

Title: Chief Risk and Legal Officer

Dates of Service: January, 2010 - Present

Responsibilities: Oversee all compliance related matters and provide legal advice.

Other business experience in the past three years:

Employer: Arrakis Development, LLC

Title: Partner/Member

Dates of Service: April, 2016 - Present

Responsibilities: Investment decisions; legal

Other business experience in the past three years:

Employer: INTE Securities

Title: Registered Representative

Dates of Service: October, 2019 - April, 2022

Responsibilities: Registered rep for FINRA regulated company

Other business experience in the past three years:

Employer: Finalis Securities

Title: Registered Rep

Dates of Service: April, 2022 - Present

Responsibilities: Registered Reg with Broker Dealer

Other business experience in the past three years:

Employer: Seton Hall

Title: Adjunct Professor - Business Ethics and International Business

Dates of Service: September, 2008 - December, 2021

Responsibilities: Professor of Business Ethics and International Business

Other business experience in the past three years:

Employer: Rutgers University

Title: Lecturer/Adjunct Professor

Dates of Service: September, 2016 - Present

Responsibilities: Professor -- Department of Political Science

Other business experience in the past three years:

Employer: Point Park University

Title: Adjunct Professor

Dates of Service: September, 2019 - Present

Responsibilities: Teaching business ethics

Name: Ansley Coale

Ansley Coale's current primary role is with Self-Employed. Ansley Coale currently services as applicable hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: May, 2022 - Present

Responsibilities: Member of the board of directors, strategy consulting Compensation:hourly honorarium of $250 for quarterly strategy calls

Other business experience in the past three years:

Employer: Self-Employed

Title: Project Manager

Dates of Service: January, 2015 - Present

Responsibilities: Oversees a project to stabilize a rapidly gentrifying neighborhood in Toledo, OH

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Donald Read Spear

Amount and nature of Beneficial ownership: 4,930,000

The company issued 6,000,000 shares and holds 837,475 shares in Treasury

Percent of class: 82.17

RELATED PARTY TRANSACTIONS

Name of Entity: RS Consulting/IP Holdings

Names of 20% owners: Donald Read Spear

Relationship to Company: Director

Nature / amount of interest in the transaction: RS Consulting was owned by President of Origen Imports, Donald Read Spear.

Material Terms: Amount: $40,224.72 Maturity Date: 12/31/2022 Interest Rate: 0% This debt has been paid.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company offered up to 856,000 of Common Stock.

Common Stock

The amount of security authorized is 6,000,000 with a total of 4,930,000 outstanding.

Voting Rights

The Company's Common Stock entitles shareholders to vote for the Company's Board of Directors, and other matters brought before the shareholders by the Company's directors or as required by law.

Material Rights

There are no material rights associated with Common Stock, other than voting rights described above.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the products at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food and beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it may not succeed The Company is offering Common Stock in the amount of up to 1,070,000 shares of stock in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage could be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property, which may be worth no value at all. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current products are variants on one type of service, sales of alcohol beverages. Our revenues are therefore dependent upon the alcohol beverage market for future growth. Minority Holder; Securities with Voting Rights Mr. Spear holds a majority of the Common Stock (over 80% if the offering is fully subscribed), and has no current intention to hold less than a majority of the Common Stock (thereby controlling the Board of Directors of the Company). This means that you will have little rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that Start Engine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for son1e other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as import/export rules and regulations, food and drug regulation administered by agencies such as the FDA (Food and Drug Administration) TTB (Alcohol and Tobacco Tax and Trade Bureau) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including production, marketing, shipping, accounting, legal ,work, public relations, advertising, retailing, and distribution. For example, we are heavily reliant on MFM for production of products and Alambic for marketing and distribution. It is possible that some or all of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. In addition, it may be difficult or impossible for the Company to terminate its relationships with these important third parties. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks We may be vulnerable to hackers who may access computer systems used by the Company. Any significant disruption in service on Origen Imports, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. We have existing Intellectual Property that we might not be able to protect properly One of the Company's valuable assets is its intellectual property. The Company owns fourteen trademarks, copyrights, Internet domain names, proprietary software, and trade secrets. Competitors and others may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may decrease the capital of the Company. Political Instability Our products are made in Mexico. Although Mexico is a well-established democratic government, political instability is more common in Mexico than in the US and investors should be aware that political unrest can be disruptive to trade. Acts of terrorists, cartels, blockade, embargo, riot, public disorder, violent demonstrations, insurrection, rebellion, civil commotion, and sabotage are possibilities in Mexico and may have an adverse impact on the operations of the company. Agricultural Risk The Company relies on the availability of agaves, which are plant resources dependent on favorable growing conditions. Fire, chemical or radioactive contamination or ionizing radiation, earthquakes, lightning, cyclones, hurricanes, floods, droughts, or such other extreme weather or environmental conditions, unanticipated geological or ground conditions, epidemic, famine, plague, or other natural calamities and acts of God can disrupt the availability of this needed material resource. Without adequate supply of agaves, the Company cannot operate. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on July 25, 2023.

Origen Imports, Inc.

By   /s/ *Donald Read Spear*

      Name: Origen Imports, Inc

      Title: President

Exhibit A

FINANCIAL STATEMENTS

I, Donald Read Spear, the President of Origen Imports, Inc, hereby certify that the financial statements of Origen Imports, Inc and notes thereto for the periods ending 2021 and 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Origen Imports, Inc has not yet filed its federal tax return for 2022.
Origen Imports, Inc was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 24th day of July.

Donald Read Spear

President

July 24, 2023

Origen Imports, Inc

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$33,039.28**
Accounts Receivable	**$94,612.00**
Other Current Assets	
Escrow	
Organizational Start-Up Funds in Holding	16,012.77
Total Escrow	**16,012.77**
Inventory Asset	68,310.60
Prepaid Inventory (Purchases)	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$84,323.37**
Total Current Assets	**$211,974.65**
Fixed Assets	
Distillery Equipment	0.00
Total Fixed Assets	**$0.00**
Other Assets	
Research and Development Costs	6,216.00
Accumulated Amortization - Research and Development Costs	-622.00
Total Research and Development Costs	**5,594.00**
Total Other Assets	**$5,594.00**
TOTAL ASSETS	**$217,568.65**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	**$17,020.14**
Credit Cards	
AAdvantage Aviator CC 5248 (Personal)	0.00
BoA CC 5327 Corp Account	0.00
Business Advantage Travel Rewards - 3213-6 (Sub-Acct of BOA CC 5327)	514.39
Business Advantage Travel Rewards - 4097-6 (Sub-Acct of BOA CC 5327)	1,876.63
CC Clearing Account	0.00
Total Credit Cards	**$2,391.02**
Total Current Liabilities	**$19,411.16**
Long-Term Liabilities	
N/P - Inuit Financing Loan	0.00
N/P - Loan from RS Consulting	**0.00**
N/P - SBA/EIDL Loan	11,247.65
Total Long-Term Liabilities	**$11,247.65**
Total Liabilities	**$30,658.81**

Origen Imports, Inc

Balance Sheet

As of December 31, 2022

	TOTAL
Equity	
Common Stock	222,207.97
Opening Balance Equity	0.00
Paid in Capital	**-13,920.36**
Retained Earnings	30,257.16
Net Income	-51,634.93
Total Equity	**$186,909.84**
TOTAL LIABILITIES AND EQUITY	**$217,568.65**

Origen Imports, Inc

Profit and Loss

January - December 2022

	TOTAL
Income	**$223,364.54**
Cost of Goods Sold	
Cost of Goods Sold	
Label Printing Costs	5,739.91
Materials & Supplies	7,041.17
Purchases	**83,181.19**
Shipping, Freight & Delivery	785.84
Subcontractors	**14,036.30**
Testing Services	357.69
Total Cost of Goods Sold	**111,142.10**
Total Cost of Goods Sold	**$111,142.10**
GROSS PROFIT	**$112,222.44**
Expenses	
Advertising & Marketing	35,584.79
Amortization - Research and Development Costs	622.00
Bank Charges & Fees	**557.45**
Brokerage / Commission Fees	102.99
Business Development	9,375.59
Car & Truck	**1,645.85**
Charitable Contributions	0.00
Computer Expense	2,848.71
Depreciation	533.47
Dues, Memberships & Subscriptions	1,095.34
Gifts & Promotions	850.00
Interest Paid	**4,676.71**
Meals	
Meals - 100 % Deductible	383.66
Meals - 50% Deductible	247.89
Total Meals	**631.55**
Office Supplies & Software	**1,933.52**
Other Business Expenses	707.00
Parking & Tolls	303.79
Permits & Filing Fees	25.00
Postage	279.50
Professional Services	**67,010.96**
Rent & Lease	700.00
Research & Development	0.00
Samples	3,665.79
Small Tools and Equipment	175.39
Taxes, Licenses & Registrations	1,657.63
Travel	**29,719.47**

Origen Imports, Inc

Profit and Loss

January - December 2022

	TOTAL
Website	751.94
Total Expenses	**$165,454.44**
NET OPERATING INCOME	**$ -53,232.00**
Other Income	
BOA CC #5327 - Travel Statement Credit	1,597.07
Total Other Income	**$1,597.07**
Other Expenses	**$0.00**
NET OTHER INCOME	**$1,597.07**
NET INCOME	**$ -51,634.93**

Statement of Changes in Equity

		Common stock		Additional Paid-in Capital		Accumulated Deficit		Total Stockholders' Equity
		Shares	Amount					
Inception		6,000,000	$ -	$ -		$ -		$ -
Issuance of founders stock		4,930,000	0	-		-		
Contributed capital		232,525	222,208			(13,920)		-
Treasury Shares		(837,475)						
Retained Earnings				30,257				
Net income (loss)		-	-	-		(51,635)		
31-Dec-22		5,162,525	222,208	30,257		(65,555)		186,910

CERTIFICATION

I, Donald Read Spear, Principal Executive Officer of Origen Imports, Inc., hereby certify that the financial statements of Origen Imports, Inc. included in this Report are true and complete in all material respects.

Donald Read Spear

President